1400 Seaport Boulevard

Redwood City, CA 94063

November 7, 2008

Mr. Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street NE

Washington, D.C.  20549

RE:	Facet Biotech Corporation
Amendment No. 2 to Form 10-12B filed October 27, 2008
File No. 1-34154

Dear Mr. Riedler:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated November 5, 2008, to Facet Biotech Corporation (the “Company”) regarding Amendment No. 2 to the Registration Statement on Form 10-12B, File No. 1-34154 (“Amendment No. 2”), filed by the Company on October 27, 2008.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.  We are enclosing a copy of Amendment No. 3 to the Registration Statement on Form 10-12B (“Amendment No. 3”), together with a copy that is marked to show the changes from Amendment No. 2.  Please note that we have updated the Information Statement submitted as Exhibit 99.1 to Amendment No. 3 (the “Information Statement”) to incorporate the fiscal quarter ended September 30, 2008.

FORM 10

Exhibit 99.1 - Information Statement

Reasons for the Spin-Off, page 34

Staff Comment:

1.             We note your response to comment 10 pertaining to “potential tax benefits.” Please consider expanding the discussion to indicate, as you did in your response, that you are referring to potential benefits for PDL’s royalty business.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 35 to expand the discussion to further clarify that it is referring to potential tax benefits for PDL’s Royalty Business.

Strategic Collaborations and Licensing Agreements, pages 51-53

Staff Comment:

2.             We note your response to comment 12. Please expand the discussion to clarify whether, with respect to each agreement for which consent of the other party is needed for PDL to assign the agreements to you, such consent must and will be obtained prior to the distribution.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 51-53 to expand the discussion with respect to agreements for which consent of the other party is needed to assign the agreements to the Company.  In addition, such discussion clarifies that PDL and the Company intend to proceed with the spin-off even if the Company has not obtained all consents and that there is a provision in the Separation and Distribution Agreement which provides that PDL shall hold these agreements for the use and benefit of the Company, if permitted by law, until such agreement is properly assigned and transferred to the Company.

Staff Comment:

3.             We note your response to comment 13. Please revise the discussion to include the duration of the Biogen and BMS agreements.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 51 and 52 to include additional disclosure about the duration of the Biogen Idec and BMS agreements.  The Company supplementally advises the Staff that there is no fixed term and the Company cannot reasonably estimate the likely term of these agreements.

Staff Comment:

4.             We note your statement with respect to the remaining agreements discussed in this section that “although these agreements are not material at this time, they demonstrate our history of successful development of programs that are of interest to others in the industry and our ability to out-license programs that could be successful but are determined not to be a strategic fit for us.” We disagree with this analysis. The absence of significant revenues from these programs may also tend to suggest that these programs are not successful and are of little interest to others in the industry. As previously requested, if you elect to retain the discussion of these agreements, this section should include the material terms of each, including, but not limited to, the aggregate amount of any milestone payments, duration and termination provisions, minimum royalty payments, financial commitments, aggregate amounts paid to date, and any other material terms. The inclusion of this information may enable investors to independently assess the significance of the agreements.

Company Response:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company included disclosures related to the out-licensed programs in order to inform investors regarding the Company’s significant history of creating development programs that are continuing in development by third parties, as well as the Company’s ability to out-license certain programs.  The Company acknowledges the Staff’s concern regarding reference to potential future milestone and royalty payments without further disclosure of material terms of these agreements.  Since it was not the Company’s intention to draw attention to, or create speculation regarding, potential future payments, the Company has revised the Information Statement on pages 52 and 53 to remove all discussion and references to financial terms with respect to these agreements and to remove the descriptor that such out-license programs could be “successful.”

*                *            *

The Company hereby acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience.  You may reach me at (650) 454-2300.

Sincerely,

Facet Biotech Corporation

By:	/s/ Andrew Guggenhime
Name:	Andrew Guggenhime
Title:	Chief Financial Officer

Enclosures

cc:	DLA Piper LLP (US)
J. Howard Clowes, Esq. (via e-mail: howard.clowes@dlapiper.com)
Eric Wang, Esq. (via e-mail: eric.wang@dlapiper.com)